Filed by Avon Products, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Avon Products, Inc.
Commission File No.: 1-4881

The following communication was posted by Avon Products, Inc. on LinkedIn on May 22, 2019.

Avon 548,497 followers 17h +Follow #Avon is proud to combine with Natura &Co to create a best-in-class global multi-brand beauty group and leading relationship selling business, accelerating our ‘Open up Avon’ strategy and providing a long-term home for this iconic business. Read more: https://lnkd.in/gCBMVG8 Natura & Co and Avon Join Forces Creating a Direct-To-Consumer Global Beauty Leader ACCELERATES ‘OPEN UP AVON’ STRATEGY Creates a Best-in-Class Global, Multi-Brand, Multi-Channel, Purpose-Driven Beauty Company Expanded Portfolio of Iconic Global Brands in Key Beauty Categories Stronger & Broader Global Footprint Accelerates E-Commerce & Digital Capabilities Greater Support for Consultants & Representatives Increased Scale to Support Innovation & Transformation Combines Strong Values & Commitment to Community Engagement Delivers Substantial Cost Synergies Investor Relations investor.avonworldwide.com